UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   19074Y 20 5
     ---------------------------------------------------------------------
                                 (CUSIP Number)
         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  March 7, 2006
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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




CUSIP No.   19074Y 20 5
--------------

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).
                           CHASLAV RADOVICH
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                  2.       Check the Appropriate Box if a Member of a Group (See
                           Instructions)
                      (a)  _____________________________________________________

                      (b)  _____________________________________________________
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                  3. SEC Use Only ______________________________________________
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                  4. Source of Funds (See Instructions) n/a
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                  5. Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e) ____________________________
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                  6. Citizenship or Place of Organization U.S.
                                                          ----------------------
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Number of         7. Y      Sole Voting Power   782,851
                                             -----------------------------------
Shares            --------------------------------------------------------------

Beneficially      8.        Shared Voting Power  6,832,722
                                               ---------------------------------
Owned by          --------------------------------------------------------------

Each              9. Y      Sole Dispositive Power   782,851
                                                  ------------------------------
Reporting         --------------------------------------------------------------

Person            10.       Shared Dispositive Power  6,832,722
                                                   -----------------------------
With

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                  11. Aggregate Amount Beneficially Owned by Each Reporting
                      Person  7,615,573
                            ----------------------------------------------------
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                  12. Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)_________________________________
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                  13. Percent of Class Represented by Amount in Row (11)  28.0%
                                                                        --------
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                  14. Type of Reporting Person (See Instructions)
                       IN
                       -------------------------------------------------------




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




ITEM 1. SECURITY AND ISSUER
---------------------------

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

ITEM 2. IDENTITY AND BACKGROUND
-------------------------------

(a) Name:                                    Chaslav Radovich

(b) Business Address:                        2445 McCabe Way, Suite 150,
                                             Irvine, CA  92614

(c) Present Principal Occupation:            Officer and director of the Issuer.

(d) Disclosure of Criminal Proceedings:      none

(e) Disclosure of Civil Proceedings:         none

(f) Citizenship:                             U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Chaslav Radovich is an immediate family member of and shares a household with his father, Mr. Radul Radovich, the trustor and beneficiary of St. Petka Trust. There were no changes to Mr. Chas Radovich's holdings. On March 7, 2006, St. Petka Trust sold 34,000 shares to a third-party purchaser in a private transaction. The sales price was $0.75 per share. On March 9, 2006, St. Petka Trust gifted 5,000 shares to a third party. The market price on the date of the gift was $1.50. On March 10, 2006, St. Petka Trust sold 133,333 shares to a different third-party purchaser. The sales price was $0.75 per share. Mr. Chas Radovich did not personally acquire or sell any shares.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

There were no changes to Mr. Chas Radovich's holdings. Mr. Chaslav Radovich is an immediate family member of and shares a household with his father, Mr. Radul Radovich, the trustor and beneficiary of St. Petka Trust. On March 7, 2006, St. Petka Trust sold 34,000 shares to a third-party purchaser. On March 10, 2006, St. Petka Trust sold 133,333 shares to a different third-party purchaser. The purpose of the sales was to pay expenses of the trust and distribute funds to the trustee. On March 9, 2006, St. Petka Trust gifted 5,000 shares to a third party.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------
Mr. Radovich beneficially owns a total of 7,615,573 shares of the Issuer's common stock as follows:

(a) Chaslav Radovich, sole officer and director of the Issuer, owns 738,851 shares individually, and as custodian for his minor child Milena Radovich, who owns 44,000 shares, or 782,851 shares in the aggregate or 2.9% of the Issuer's total issued and outstanding shares of 27,239,962 shares on the date of this filing. The St. Petka Trust directly owns 6,742,556 shares of the Issuer's common stock which comprises 24.8% of the Issuer's total issued and outstanding shares. The beneficiaries of the St. Petka Trust are immediate family members of Chaslav Radovich and Milena Radovich, and who share a household with those beneficiaries of the St. Petka Trust. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares, are both controlled by an immediate family member of Chaslav Radovich.

(b) Chaslav Radovich has sole voting and dispostive power as to the 738,851 shares he owns individually and as to the 44,000 shares which he holds as custodian for his minor child, Milena Radovich. The St. Petka Trust has sole voting and dispositive power as to the 6,742,556 shares it owns directly. R&R Holdings, which owns 333 shares, has solve voting and dispositive power as to those shares, and Silver Mountain Promotions, which owns 89,833 shares, has sole dispositive power with regard to the shares it owns; both these entities are controlled by an immediate family member sharing a household with Chaslav Radovich.

(c) On March 7, 2006, St. Petka Trust sold 34,000 shares to a third-party purchaser. The sales price was $0.75 per share. On March 9, 2006, St. Petka Trust gifted 5,000 shares to a third party. The market price on the date of the gift was $1.50. On March 10, 2006, St. Petka Trust sold 133,333 shares to a different third-party purchaser. The sales price was $0.75 per share Mr. Radul Radovich did not personally acquire or sell any shares. Mr. Chaslav Radovich did not personally acquire or sell any shares.

(d) Not Applicable.




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(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
        ------------------------
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------
None.




                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2006
-------------------------------------------------------------
Date


/s/ Chaslav Radovich
-------------------------------------------------------------
Chaslav Radovich

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)